UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-39670

PureTech Health plc

(Exact name of registrant as specified in its charter)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(617) 482-2333

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing 10 ordinary shares, par value £0.01 per share

Ordinary shares, par value £0.01 per share*

(Title of each class of securities covered by this Form)

* Listed not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A. PureTech Health plc (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on November 12, 2020, in connection with the filing with the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form 20-F, pursuant to which the Company listed its American Depositary Shares (“ADSs”), each representing 10 ordinary shares of the Company, par value £0.01 per share (“Ordinary Shares”), on the Nasdaq Global Market.

B. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F, including at least one Annual Report on Form 20-F pursuant to Section 13(a) of the Exchange Act.

Item 2.	Recent United States Market Activity

The Company has never sold securities in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3.	Foreign Listing and Primary Trading Market

A. The Company maintains a listing of its Ordinary Shares on the London Stock Exchange (the “LSE”), which is located in the United Kingdom. The LSE constitutes the primary trading market for the Ordinary Shares.

B. The Company’s Ordinary Shares were initially listed on the LSE on or about June 24, 2015. The Company has maintained a listing of its Ordinary Shares on the LSE for at least the 12 months preceding the filing of this Form 15F.

C. During the 12-month period beginning May 1, 2025 and ending April 30, 2026, approximately 93.6% of trading in the Company’s Ordinary Shares and ADSs, considered as a single class of securities, occurred through the LSE.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

As of May 5, 2026, the Company had 180 holders of record on a worldwide basis. The Company relied on information from Computershare Investor Services Inc. and The Depository Trust Company to determine the number of holders of its equity securities.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A. As required by Rule 12h-6(h), the Company published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on April 29, 2026, which was submitted under cover of a Form 6-K on April 29, 2026.

B. This notice was disseminated in the United States by the major newswire services the Company typically uses to publish its press releases, Business Wire. In addition, this notice was posted on the Company’s website at https://puretechhealth.com.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, https://puretechhealth.com.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, PureTech Health plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, PureTech Health plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

PURETECH HEALTH PLC

Dated: May 21, 2026	By:	/s/ Robert Lyne
	Name:	Robert Lyne
	Title:	Chief Executive Officer